# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUPERIOR INDUSTRIES INTERNATIONAL INC, CIK 0000095552
CUSIP: 868168105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 26600 Telegraph Road, Suite 400, Southfield, Michigan (MI), 48033
Date of event which requires filing of this statement: 12/08/2025
Amends the filing with accession number 0001140361-25-032112
Filed by CIK 0002080221
Persons authorized to receive notices and communications: Richard Ting, c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- SUP Parent Holdings, LLC (CIK 0002080221): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Opps SI Holdings, LLC (CIK 0002082352): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Opps XII SPR Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Huntington Investment Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SUPERIOR INDUSTRIES INTERNATIONAL INC
Address of issuer's principal executive offices: 26600 Telegraph Road, Suite 400, Southfield, Michigan (MI), 48033
Comment: This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D, originally filed on August 20, 2025 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). Except as set forth herein, the Original Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 15, 2025, at a virtual special meeting of stockholders (the "Special Meeting"), the Merger Agreement and Transactions contemplated thereunder were approved by shareholders, and, on December 8, 2025, the Transactions were consummated. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of SUP Parent. The Oaktree Parties own approximately 48.25% of the equity of SUP Parent.

The Issuer will file a Form 15 with the SEC to effect a deregistration of the Common Stock ("Deregistration").

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the Transactions and upon effectiveness of Deregistration, the Reporting Persons cease to beneficially own 5% of the Common Stock and have no further beneficial ownership reporting obligations.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 24 Joint Filing Agreement, dated as of August 20, 2025, incorporated by reference into this Schedule 13D.

## Signatures
- SUP Parent Holdings, LLC: /s/ Robert LaRoche, Robert LaRoche / Authorized Signatory (12/10/2025)
- Opps SI Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/10/2025)
- Opps XII SPR Holdings, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/10/2025)
- Oaktree Huntington Investment Fund II, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/10/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/10/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/10/2025)
Comment: OPS SI HOLDINGS LLC By: Oaktree Capital Holdings, LLC Its: Sole Managing Member By: Oaktree Capital Group Holdings GP, LLC Its: Indirect Owner OPPS XII HOLDINGS, L.P. By: Oaktree Capital Holdings, LLC Its: Sole Managing Member By: Oaktree Capital Group Holdings GP, LLC Its: Indirect Owner OAKTREE HUNTINGTON INVESTMENT FUND II By: Oaktree Capital Holdings, LLC Its: Sole Managing Member By: Oaktree Capital Group Holdings GP, LLC Its: Indirect Owner